
07001711

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Houston Street
(No. and Street)

San Antonio (City) | Texas (State) | 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Banks | 210-220-4128 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800 (Address) | San Antonio (City) | Texas (State) | 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

Frost Brokerage Services, Inc.

Statements of Financial Condition

	May 31, 2007	May 31, 2006
Assets		
Cash	**$ 286,500**	$ 220,444
Securities owned	**9,789,498**	7,083,102
Brokerage commissions receivable	**760,140**	614,711
Annuity commissions receivable	**190,630**	14,027
Other receivables	**246,901**	229,856
Other assets	**13,896**	748
Total assets	**$ 11,287,565**	$ 8,162,888
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	**$ 11,105**	$ –
Accrued employee benefits	–	15,746
Deferred income	**371,971**	230,809
Income taxes currently payable to Frost National Bank	**599,983**	442,407
Net deferred tax liability	**36,843**	41,420
Other liabilities	–	733
Total liabilities	**1,019,902**	731,115
Stockholder's equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**155,735**	152,750
Retained earnings	**10,111,828**	7,278,923
Total stockholder's equity	**10,267,663**	7,431,773
Total liabilities and stockholder's equity	**$ 11,287,565**	$ 8,162,888

See accompanying notes.

END